Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following Press Release was released on December 22, 2021. A copy of the Press Release and social media posts relating to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	Press Release

Heliogen, a Leading Provider of AI-enabled Concentrated Solar Energy, Announces Collaboration With CarbonCapture Inc. to Develop Facilities That Remove Carbon Dioxide Directly from the Atmosphere

December 22, 2021 07:00 AM Eastern Standard Time

PASADENA, Calif.--(BUSINESS WIRE)--Heliogen, Inc. (“Heliogen”), a leading provider of AI-enabled, modular concentrated solar energy systems, today announced plans to collaborate with CarbonCapture Inc. (“CarbonCapture”) to develop sustainably-powered direct air capture (DAC) facilities.

As part of the relationship, the companies intend to kick off front-end engineering for the integration of Heliogen’s concentrated solar power and solid media thermal storage systems with CarbonCapture’s carbon removal technology. The aim of the development efforts would be to efficiently and cost-effectively harness the industrial heat production capabilities of Heliogen systems for use in CarbonCapture DAC systems.

“Heliogen’s revolutionary concentrated solar systems pair well with our breakthrough DAC technology — they are both modular, so they can be quickly sited and rapidly scaled,” said CarbonCapture CEO, Adrian Corless. “Providing clean energy to our DAC systems allows for highly efficient carbon removal—which is exactly what’s needed to maximize our ability to mitigate the effects of climate change.”

Both companies were founded under a decarbonization mission: Heliogen to decarbonize industry and CarbonCapture to decarbonize the atmosphere. The companies work toward complementary ends — Heliogen in reducing the pace and quantity of industrial carbon emissions and CarbonCapture in removing legacy emissions from the atmosphere. Both companies also grew out of Idealab Studio, another venture of Idealab founder and Heliogen CEO, Bill Gross.

“My goal in starting Heliogen was to improve the planet for my kids, and future generations, by producing clean energy to power industry,” said Bill Gross, CEO of Heliogen. “I am excited to bring the complementary technologies of CarbonCapture and Heliogen together. Direct air capture will be an important tool in the removal of carbon dioxide from the Earth’s atmosphere, and the reversal of some of the worst impacts of climate change. Powering that effort through clean, reliable, and near-always available solar generated power and heat multiplies the good we can do for the world.”

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 6, 2021, Heliogen entered into a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol “HLGN”. Additional information about the transaction can be viewed here: heliogen.com/investor-center.

About Carbon Capture, Inc. (CarbonCapture)

Based in Los Angeles, California, CarbonCapture is a direct air capture (DAC) company that makes modular machines that can be connected in large arrays to capture massive amounts of CO2 directly from the atmosphere. The company has developed breakthrough technical innovations that, for the first time, enable the use of widely available, inexpensive, non-toxic zeolites as an atmospheric carbon sponge. CarbonCapture focuses on negative emissions applications; it does not use its technology to reduce emissions from smokestacks or to support the production of fossil fuels.

For more information on CarbonCapture, please visit carboncapture.com.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions (“Special Meeting”). The combined proxy statement/prospectus relating to the proposed business combination was mailed to Athena’s stockholders on or about December 6, 2021. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its Special Meeting because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination were mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Heliogen Media Contact:
press@heliogen.com

Heliogen Investor Contact
Caldwell Bailey
ICR, Inc.
HeliogenIR@icrinc.com

CarbonCapture Media Contact:
Al Duncan
al@idealab.com

II.	LinkedIn Post

The linked press release appears above under Section I.

III.	Twitter Post

The linked press release appears above under Section I.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions (“Special Meeting”). The combined proxy statement/prospectus relating to the proposed business combination was mailed to Athena’s stockholders on or about December 6, 2021. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its Special Meeting because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination were mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.